UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)(1)

Steel Dynamics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

85811910-0

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

(1)  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85811910-0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John C. Bates

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 2,395,442 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 2,395,442 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,395,442 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable.

11.	Percent of Class Represented by Amount in Row (9) 4.9%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Heidtman Steel Products, Inc. 34-0930923

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Ohio

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 2,395,442 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 2,395,442 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,395,442 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable.

11.	Percent of Class Represented by Amount in Row (9) 4.9%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Centaur, Inc. 38-2457896

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 2,395,442 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 2,395,442 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,395,442 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable.

11.	Percent of Class Represented by Amount in Row (9) 4.9%

12.	Type of Reporting Person (See Instructions) CO

Item 1.
(a)	Name of Issuer This statement relates to the securities of Steel Dynamics, Inc. (the “Company”).
(b)	Address of Issuer’s Principal Executive Offices The address of the principal executive offices of the Company is: 6714 Pointe Inverness Way Suite 200 Fort Wayne, IN 46804

Item 2.
(a)

Name of Person Filing (1)
This statement is being filed pursuant to a Joint Filing Agreement, which is attached hereto as Exhibit 1 and incorporated herein by reference, among John C. Bates, Heidtman Steel Products, Inc. (“Heidtman”) and Centaur, Inc.  (“Centaur”).  Mr. Bates is the beneficial owner of a controlling interest in Centaur, which is the sole shareholder of Heidtman.

(b)	Address of Principal Business Office or, if none, Residence
	John C. Bates	640 Lavoy Road Erie, Michigan 48133
	Heidtman Steel Products, Inc.	2401 Front St. Toledo, OH 43560
	Centaur, Inc.	640 Lavoy Road Erie, Michigan 48113
(c)	Citizenship John C. Bates is a citizen of the United States. Hiedtman is incorporated under the laws of the State of Ohio. Centaur is incorporated under the laws of the State of Michigan.
(d)	Title of Class of Securities This statement relates to the Common Stock of the Company, par value $0.01 per share.
(e)	CUSIP Number 85811910-0

(1)           This statement is being filed as an amendment to the Schedule 13G originally filed on April 17, 1997 (the “Schedule 13G”).  The Schedule 13G was jointly filed by and Keylock Investments Limited (“Keylock”), Heidtman, Mr. Bates and Centaur.  At the time of the filing of the Schedule 13G, Mr. Bates was the controlling shareholder of Centaur, which was the controlling shareholder of Heidtman, which, in turn, was the controlling shareholder of Keylock, which was the owner of record of all of the reported shares of Common Stock of the Company.  Since the filing of the Schedule 13G, Keylock distributed all of its shares of Common Stock to Heidtman and third parties, who are not required to file this statement, and subsequently dissolved.  As such, Keylock no longer owns beneficially or of record any of the shares of Common Stock reported in this statement.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
The following information is provided as of December 31, 2004 (2):

Heidtman owns of record 2,395,442 shares of Common Stock.  As Mr. Bates is the controlling shareholder of Centaur, which is the sole shareholder of Heidtman, Mr. Bates shares voting and dispositive power over these shares with Centaur and Heidtman.

	(a)	Amount beneficially owned: Each of Heidtman, Centaur and Mr. Bates is the beneficial owner of 2,395,442 shares of Common Stock, all of which 2,395,442 shares are owned of record by Heidtman.
	(b)	Percent of class: The 2,395,442 shares account for 4.9% of 48,485,671 shares of Common Stock, the total number of issued and outstanding shares of the Company as of December 31, 2004.

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote Each of Heidtman, Centaur and Mr. Bates has the sole power to vote or to direct the vote of 0 shares of Common Stock.
	(ii)	Shared power to vote or to direct the vote Each of Heidtman, Centaur and Mr. Bates has the shared power to vote or to direct the vote of 2,395,442 shares of Common Stock.
	(iii)	Sole power to dispose or to direct the disposition of Each of Heidtman, Centaur and Mr. Bates has the sole power to dispose of or to direct the disposition of 0 shares of Common Stock.
	(iv)	Shared power to dispose or to direct the disposition of Each of Heidtman, Centaur and Mr. Bates has the shared power to dispose of or to direct the disposition of 2,395,442 shares of Common Stock.
The following information is provided as of December 31, 2003:

Heidtman owns of record 2,795,442 shares of Common Stock.  As Mr. Bates is the controlling shareholder of Centaur, which is the sole shareholder of Heidtman, Mr. Bates shares voting and dispositive power over these shares with Centaur and Heidtman.

(a)	Amount beneficially owned: Each of Heidtman, Centaur and Mr. Bates is the beneficial owner of 2,795,442 shares, all of which 2,795,442 shares are owned of record by Heidtman.
(b)

Percent of class:

The 2,795,442 shares account for 5.7% of 48,645,246 shares of Common Stock, the total number of issued and outstanding shares of the Company as of December 31, 2003, as reported in the Company’s Form 10-K filed March 12,  2004.

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote Each of Heidtman, Centaur and Mr. Bates has the sole power to vote or to direct the vote of 0 shares of Common Stock.

	(ii)	Shared power to vote or to direct the vote Each of Heidtman, Centaur and Mr. Bates has the shared power to vote or to direct the vote of 2,795,442 shares of Common Stock.
	(iii)	Sole power to dispose or to direct the disposition of Each of Heidtman, Centaur and Mr. Bates has the sole power to dispose of or to direct the disposition of 0 shares of Common Stock.
	(iv)	Shared power to dispose or to direct the disposition of Each of Heidtman, Centaur and Mr. Bates has the shared power to dispose of or to direct the disposition of 2,795,442 shares of Common Stock.
The following information is provided as of December 31, 2002:

Heidtman owns of record 2,995,442 shares of Common Stock.  As Mr. Bates is the controlling shareholder of Centaur, which is the sole shareholder of Heidtman, Mr. Bates shares voting and dispositive power over these shares with Centaur and Heidtman.

(a)	Amount beneficially owned: Each of Heidtman, Centaur and Mr. Bates is the beneficial owner of 2,995,442 shares, all of which 2,995,442 shares are owned of record by Heidtman.
(b)

Percent of class:

The 2,995,442 shares account for 6.3% of 47,580,676 shares of Common Stock, the total number of issued and outstanding shares of the Company as of December 31, 2002, as reported in the Company’s Form 10-K filed March 28,  2003.

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote Each of Heidtman, Centaur and Mr. Bates has the sole power to vote or to direct the vote of 0 shares of Common Stock.
	(ii)	Shared power to vote or to direct the vote Each of Heidtman, Centaur and Mr. Bates has the shared power to vote or to direct the vote of 2,995,442 shares of Common Stock.
	(iii)	Sole power to dispose or to direct the disposition of Each of Heidtman, Centaur and Mr. Bates has the sole power to dispose of or to direct the disposition of 0 shares of Common Stock.
	(iv)	Shared power to dispose or to direct the disposition of Each of Heidtman Centaur and Mr. Bates has the shared power to dispose of or to direct the disposition of 2,995,442 shares of Common Stock.

The following information is provided as of December 31, 2001:

Heidtman owns of record 2,995,442 shares of Common Stock.  As Mr. Bates is the controlling shareholder of Centaur, which is the sole shareholder of Heidtman, Mr. Bates shares voting and dispositive power over these shares with Centaur and Heidtman.

(a)	Amount beneficially owned: Each of Heidtman, Centaur and Mr. Bates is the beneficial owner of 2,995,442 shares, all of which 2,995,442 shares are owned of record by Heidtman.
(b)

Percent of class:

The 2,995,442 shares account for 6.5% of 45,743,473 shares of Common Stock, the total number of issued and outstanding shares of the Company as of December 31, 2001, as reported in the Company’s Form 10-K filed March 28,  2002.

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote Each of Heidtman, Centaur and Mr. Bates has the sole power to vote or to direct the vote of 0 shares of Common Stock.
	(ii)	Shared power to vote or to direct the vote Each of Heidtman, Centaur and Mr. Bates has the shared power to vote or to direct the vote of 2,995,442 shares of Common Stock.
	(iii)	Sole power to dispose or to direct the disposition of Each of Heidtman, Centaur and Mr. Bates has the sole power to dispose of or to direct the disposition of 0 shares of Common Stock.
	(iv)	Shared power to dispose or to direct the disposition of Each of Heidtman, Centaur and Mr. Bates has the shared power to dispose of or to direct the disposition of 2,995,442 shares of Common Stock.
The following information is provided as of December 31, 2000:

Heidtman owns of record 3,249,442 shares of Common Stock.  As Mr. Bates is the controlling shareholder of Centaur, which is the sole shareholder of Heidtman, Mr. Bates shares voting and dispositive power over these shares with Heidtman and Centaur.

(a)	Amount beneficially owned: Each of Heidtman, Centaur and Mr. Bates is the beneficial owner of 3,249,442 shares, all of which 3,249,442 shares are owned of record by Heidtman.

(b)

Percent of class:

The 3,249,442 shares account for 7.1% of 45,504,626 shares of Common Stock, the total number of issued and outstanding shares of the Company as of December 31, 2000, as reported in the Company’s Form 10-K filed March 30,  2001.

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote Each of Heidtman, Centaur and Mr. Bates has the sole power to vote or to direct the vote of 0 shares of Common Stock.
	(ii)	Shared power to vote or to direct the vote Each of Heidtman, Centaur and Mr. Bates has the shared power to vote or to direct the vote of 3,249,442 shares of Common Stock.
	(iii)	Sole power to dispose or to direct the disposition of Each of Heidtman, Centaur and Mr. Bates has the sole power to dispose of or to direct the disposition of 0 shares of Common Stock.
	(iv)	Shared power to dispose or to direct the disposition of Each of Heidtman, Centaur and Mr. Bates has the shared power to dispose of or to direct the disposition of 3,249,442 shares of Common Stock.
The following information is provided as of December 31, 1998 (3):

Heidtman owns of record 3,030,492 shares of Common Stock.  As Mr. Bates is the controlling shareholder of Centaur, which is the sole shareholder of Heidtman, Mr. Bates shares voting and dispositive power over these shares with Heidtman and Centaur.

(a)	Amount beneficially owned: Each of Heidtman, Centaur and Mr. Bates is the beneficial owner of 3,030,492 shares, all of which 3,030,492 shares are owned of record by Heidtman.
(b)

Percent of class:

The 3,030,492 shares account for 6.3% of 47,864,179 shares of Common Stock, the total number of issued and outstanding shares of the Company as of December 31, 1998, as reported in the Company’s Form 10-K filed March 31,  1999.

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote Each of Heidtman, Centaur and Mr. Bates has the sole power to vote or to direct the vote of 0 shares of Common Stock.

	(ii)	Shared power to vote or to direct the vote Each of Heidtman, Centaur and Mr. Bates has the shared power to vote or to direct the vote of 3,030,492 shares of Common Stock.
	(iii)	Sole power to dispose or to direct the disposition of Each of Heidtman, Centaur and Mr. Bates has the sole power to dispose of or to direct the disposition of 0 shares of Common Stock.
	(iv)	Shared power to dispose or to direct the disposition of Each of Heidtman, Centaur and Mr. Bates has the shared power to dispose of or to direct the disposition of 3,030,492 shares of Common Stock.
The following information is provided as of December 31, 1997 (4):

Centaur owns of record 643,426 shares of Common Stock.  Heidtman owns of record 2,237,066 shares of Common Stock.  Keylock owns of record 36,647 shares of Common Stock.  As Mr. Bates is the controlling shareholder of Centaur, which, in turn, is the controlling shareholder of Heidtman, which is the controlling shareholder of Keylock, Mr. Bates, Centaur and Heidtman share voting and dispositive power over the 36,647 shares of Common Stock owned of record by Keylock with Keylock.  Mr. Bates, as controlling shareholder of Centaur, and Centaur, as controlling shareholder of Heidtman, share voting and dispositive power over the 2,237,066 shares of Common Stock owned of record by Heidtman with Heidtman.  As Mr. Bates is the controlling shareholder of Centaur, Mr. Bates shares voting and dispositive power over the 643,426 shares of Common Stock owned of record by Centaur with Centaur. Keylock disclaims beneficial ownership of the Common Stock owned of record by Heidtman and Centaur.  Heidtman disclaims beneficial ownership of the Common Stock owned of record by Centaur.

(a)

Amount beneficially owned:

Keylock is the beneficial owner of 36,647 shares of Common Stock.  Heidtman is the beneficial owner of 2,273,713 shares of Common Stock, 36,647 of which shares are owned of record by Keylock.  Mr. Bates and Centaur are each the beneficial owners of 2,917,139 shares of Common Stock, 2,237,066 of which shares are owned of record by Heidtman, 643,426 of which shares are owned of record by Centaur and 36,647 of which shares are owned of record by Keylock.

(b)

Percent of class:

The 36,647 shares of Common Stock held of record by Keylock account for 0.1% of 49,056,273 shares of Common Stock, the total number of issued and outstanding shares of the Company as of December 31, 1997, as reported in the Company’s Form 10-K filed March 27, 1998.  The aggregate 2,273,713  shares of Common Stock held of record by Heidtman and Keylock account for 4.6% of the 49,056,273 shares outstanding as of December 31, 1987.  The aggregate 2,917,139 shares of Common Stock held of record by Keylock, Centaur and Heidtman account for 5.9% of the 49,056,273 shares of Common Stock outstanding as of December 31, 1997.

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote Each of Heidtman, Centaur and Mr. Bates has the sole power to vote or to direct the vote of 0 shares of Common Stock.
(ii)

Shared power to vote or to direct the vote

Each of Centaur and Mr. Bates has the shared power to vote or to direct the vote of 2,917,139 shares of Common Stock.  Heidtman has the shared power to vote or to direct the vote of 2,273,713 shares of Common Stock.  Keylock has the shared power to direct the vote of 36,647 shares of Common Stock.

	(iii)	Sole power to dispose or to direct the disposition of Each of Heidtman, Centaur and Mr. Bates has the sole power to dispose of or to direct the disposition of 0 shares of Common Stock.
(iv)

Shared power to dispose or to direct the disposition of

Each of Centaur and Mr. Bates has the shared power to dispose of or to direct the disposition of 2,917,139 shares of Common Stock.  Heidtman has the shared power to dispose of or to direct the disposition of 2,273,713 shares of Common Stock.  Keylock has the shared power to dispose of or direct the disposition of 36,647 shares of Common Stock.

(2)           This statement is being filed to report the changes in beneficial ownership of the securities beneficially owned by Heidtman, Mr. Bates, and Centaur for the fiscal years 1997, 1998, 2000, 2001, 2002, 2003 and 2004.

(3)           On December 22, 1998, Centaur sold to Heidtman 643,426 shares of Common Stock.

(4)           On December 29, 1997, Keylock distributed to Heidtman 2,237,066 shares of the Common Stock it held of record and distributed nearly all of its remaining holdings to third parties.  Following such distribution, Keylock was the owner of record of 36,647 shares of Common Stock.  Keylock subsequently disposed of all of its shares and dissolved.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Each of Centaur, Mr. Bates and Heidtman is no longer the beneficial owner of more than 5% of the Common Stock of the Company. Mr. Bates, however, remains a director of the Company.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

The following certification is made as of December 31, 2004:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

The following certification is made as of December 31, 2003:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

The following certification is made as of December 31, 2002:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

The following certification is made as of December 31, 2001:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

The following certification is made as of December 31, 2000:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

The following certification is made as of December 31, 1998:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

The following certification is made as of December 31, 1997:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[The remainder of this page intentionally left blank.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 16, 2005		/s/ John C. Bates
John C. Bates

Heidtman Steel Products, Inc.

	By:	/s/ John C. Bates
Name: John C. Bates
Title: Chief Executive Officer

Centaur, Inc.

	By:	/s/ John C. Bates
Name: John C. Bates
Title: Chief Executive Officer

EXHIBIT INDEX TO SCHEDULE 13G

Exhibit 1	Joint Filing Agreement, dated as of March 16, 2005, between John C. Bates, Heidtman Steel Products, Inc. and Centaur, Inc.